UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40368

SAIHEAT Limited
(Exact name of Registrant as specified in its charter)

c/o #266A South Bridge Road, #02-01 Singapore (058815)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☐

Form 20-F  ☒     Form 40-F   ☐

EXPLANATORY NOTE

Change in control

On June 5, 2026, Peng Zhang, entered into a share transfer instrument with Longwin Global Limited (“Longwin Global”), a Seychelles company, pursuant to which Peng Zhang, as transferor, agreed to transfer his one ordinary share of Energy Science Artist Holding Limited (“Energy Science”), a British Virgin Islands Business Company, representing 100% issued share capital of Energy Science, to Longwin Global, as transferee, for a consideration of US$1,000,000 (the “Transfer”). The consummation of the Transfer resulted in a change in control of the SAIHEAT Limited (the “Company”), with Longwin Global becoming the sole controlling shareholder of the Company. There are no arrangements or understandings among the members of both the former and new control groups of the Company and their associates with respect to the election of officers of the Company or other matters, except as set forth herein.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAIHEAT Limited

	By:	/s/ Jianwei Li
Date: June 5, 2026	Name:	Jianwei Li
	Title:	Chief Executive Officer

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